NO ACT

PE

1-11-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000193

DIVISION OF
CORPORATION FINANCE

February 25, 2013

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-25-13

Re: NiSource Inc.
Incoming letter dated January 11, 2013

Dear Ms. Ising:

This is in response to your letter dated January 11, 2013 concerning the shareholder proposal submitted to NiSource by the Utility Workers Union of America. We also have received a letter from the proponent dated January 22, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Mark Brooks
Utility Workers Union of America
markbrooks@uwua.net

February 25, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NiSource Inc.
Incoming letter dated January 11, 2013

The proposal urges the board's officer nomination and compensation committee to adopt a policy to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies.

We are unable to concur in your view that NiSource may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. We are also unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that NiSource may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Kate Beukenkamp
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

UTILITY WORKERS UNION OF AMERICA

D. MICHAEL LANGFORD
PRESIDENT

GARY M. RUFFNER
SECRETARY-TREASURER

STEVEN VANSLOOTEN
EXECUTIVE VICE PRESIDENT

JOHN DUFFY
VICE PRESIDENT

Affiliated with A.F.L.-C.I.O


UTILITY WORKERS UNION OF AMERICA
AFL-CIO

MARK BROOKS
SENIOR NATIONAL RESEARCHER
521 CENTRAL AVENUE
NASHVILLE, TN 37211
615-259-1186 (OFFICE PHONE)
615-523-2350 (FAX)
markbrooks@uwua.net (E-MAIL)

January 22, 2013

Via Electronic & U.S. Express Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549

Re: NiSource, Inc. – Shareholder Proposal by Utility Workers Union of America

Ladies and Gentlemen:

I am writing on behalf of Utility Workers Union of America ("UWUA") – the shareholder proponent in this matter – in response to the "no-action" request filed by NiSource, Inc. ("NiSource" or the "Company") on January 11, 2013.

In its letter, the Company argues that our Proposal may be excluded based primarily upon a claim that the Proposal is impermissibly vague or indefinite under Rule 14a-8(i)(3). As summarized below, the Company's arguments are clearly misplaced.

I. The Common-Sense Term "Benchmarking" Is Hardly Vague or Indefinite

The UWUA Proposal quite plainly urges the Company's Officer Nomination and Compensation Committee (the "ONC Committee") to adopt a policy "to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies."

In context, this straightforward Proposal urges the directors to end the practice of using compensation data for the CEOs of other companies – designated by NiSource itself as its "peer group" or "Comparative Group" – in order to determine the CEO's compensation. The supporting statement, moreover, also makes clear that the Proposal urges directors to end the practice of "determining CEO compensation based on other companies' pay practices. . . ."

Contrary to the Company's assertions, there is nothing vague or indefinite about the term "benchmarking." As the Staff has noted, "benchmarking generally entails using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision."[1]

The commonly understood meaning of the term is no different. According to *Merriam-Webster*, a "benchmark" is nothing more than "something that serves as a standard by which others may be measured or judged." As noted above, our Proposal itself makes explicitly clear what is being proposed: the ONC Committee is urged to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies.

In order to create confusion where none exists, however, the Company insists that the term "benchmarking" is subject to multiple interpretations – even while ignoring the clear context of this common-sense term as used in our Proposal.

In this regard, it is notable that NiSource itself uses the terms "benchmarking" and "benchmark" in its proxy statement to describe its executive compensation program – and yet never once bothers to provide shareholders with any specific definition of these terms.[2] In effect – if NiSource's position is accepted at face value – the Company is insisting that it has made false and misleading statements in its proxy disclosures in violation of Rule 14a-9.

This is not the case, however, for the simple reason that the commonplace term "benchmarking" requires no special definition. In context, to benchmark simply means to make CEO compensation decisions based upon the compensation paid to other companies' CEOs.

Similarly, Regulation S-K provides that registrants must disclose the extent of any benchmarking of executive compensation, and yet provides no definition of the term.[3] The reason for this is equally obvious: the Commission recognizes that the meaning of the term "benchmarking" is so widely understood that no specific definition is required.

II. The Proposal Is Clear and Unambiguous

The central flaw in the Company's argument is that our Proposal explicitly states what policy we urge the directors to adopt – namely "to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies."

---

[1] *Staff Compliance and Disclosure Interpretation: Regulation S-K*, Question 118.05 (July 8, 2011).

[2] NiSource SEC Form 14A, pp. 26, 28 (filed April 5, 2012).

[3] 17 CFR § 229.402(b)(xiv).

As NiSource's proxy discloses, the ONC Committee relies extensively upon peer benchmarking to determine all elements of CEO compensation, including base salary, annual incentives, and long-term incentive pay. Thus, Company discloses that it generally targets "total compensation to be competitive with the compensation of executives at companies within our peer group of companies (the "Comparative Group") having similar roles and responsibilities."[4]

The Company also discloses that its benchmarking policy significantly determines the CEO's base salary,[5] long-term incentive compensation,[6] and annual incentive pay.[7] Our Proposal quite plainly urges the Company's ONC Committee to end this practice.

III. The Company Improperly Argues the Merits of the Proposal, Contrary to Staff Legal Bulletin 14B

The Company's no-action request broadly ignores the guidance provided by Staff Legal Bulletin 14B, which sought to discourage precisely the sorts of arguments raised by NiSource in this matter.[8] Throughout its letter, the Company improperly argues the merits of our Proposal under the guise of challenging non-existent ambiguities.

For example, the Company complains that "some of the practices covered by the Staff definition of 'benchmarking' have in fact been urged as appropriate checks on compensation decisions by governance experts and proxy advisors." Elsewhere, the Company insists that proxy advisory firm Institutional Shareholder Services "uses peer groups to conduct its pay-for-performance analysis of companies' executive compensation," and that this claim should somehow justify NiSource's attempt to prevent its shareholders from considering our Proposal under Rule 14a-8.

NiSource also complains that it would be precluded – under its most far-fetched interpretation of our Proposal – from "considering peer group data even to gain a very basic understanding of market practices and compensation levels for CEO pay." The Company makes this curious

---

[4] NiSource proxy, p. 20.

[5] According to the Company's proxy, the ONC Committee "considers the base salaries paid to similarly situated executives by the companies in the Comparative Group" in order to "ensure" that base salaries of the Company's senior executives "are competitive within our industry." NiSource proxy, p. 23.

[6] The Company's proxy also discloses that when establishing long-term incentive award levels for its top executives, the ONC Committee considers "the compensation practices for similarly situated executives at other companies in our Comparative Group." NiSource proxy, p. 24.

[7] NiSource discloses that the ONC Committee also considers "benchmark information" in determining annual cash incentives, and indeed that the Committee increased the CEO's target "incentive opportunities" in 2011 because they were "below market norms." NiSource proxy, p. 28.

[8] Staff Legal Bulletin No. 14B (Sept. 15, 2004).

argument, even though it admits that this use of compensation data does not even constitute peer benchmarking and therefore would be completely unaffected by our Proposal.[9]

All of this is completely beside the point. Clearly, NiSource might disagree with the *merits* of our Proposal, but this provides no basis to deprive shareholders of their right under Rule 14a-8 to vote on it in the Company's proxy statement. As Staff noted in SLB 14B, these are the sorts of claims that companies should appropriately address in their statements of opposition, rather than by improperly seeking to exclude proposals under Rule 14a-8(i)(3).

IV. Staff Determinations Support Rejection of the Company's No-Action Request

The Staff has previously rejected arguments similar to those advanced by NiSource in this case.

In *Xcel Energy*,[10] for example, the shareholder proposal urged the company to adopt a "pay for superior performance" standard in its executive compensation plan, specifically including undefined "performance criteria benchmarked against a disclosed peer group of companies." Staff rejected the company's claim that numerous terms in the proposal were impermissibly vague or indefinite, and also rejected a series of company hypotheticals – similar to NiSource's claims here – speculating about various purported interpretations of the meaning of the proposal.

Staff rejected similar claims under Rule 14a-8(i)(3) in *Kroger Co., Avaya Inc.*, and *3M Company*.[11]

On the other hand, the various no-action determinations cited by NiSource are clearly inapposite. Indeed, the Company's descriptions of several of these cases are misleading.

In *Prudential Financial*,[12] for example, the proposal urged the board of directors to "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis and the shareholders be given a chance to ratify such agreements." It is difficult to imagine a more incomprehensible proposal.

---

[9] As Staff observed in its *Staff Compliance and Disclosure Interpretation* for Regulation S-K, benchmarking clearly does not include "a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices."

[10] *Xcel Energy Inc.* (available March 30, 2007).

[11] *The Kroger Co.* (available March 18, 2008); *Avaya Inc.* (available Aug. 24, 2006), and *3M Company* (available Feb. 16, 2006).

[12] *Prudential Financial, Inc.* (available Feb. 16, 2007). NiSource misleadingly suggests that Staff deemed this clearly incoherent proposal as excludable only because of a failure to define "senior management incentive compensation programs" and "other key terms."

In *Boeing Co.*, the proposal vaguely requested that the directors negotiate for executives to relinquish "preexisting executive pay rights, if any, to the fullest extent possible." Staff noted "in particular" the proposal's failure to explain the meaning of the ambiguous term "executive pay rights."[13] In *General Electric (Newby)*,[14] this clearly confusing proposal requested "shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees."

These sorts of cases hardly compare with a straightforward proposal urging the directors "to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies." Still other decisions cited by NiSource precede SLB 14B, and therefore do not necessarily reflect the current Staff interpretation of Rule 14a-8(i)(3).

V. The Company's Supposedly "Uncommon" Benchmarking Practices Do Not Make the Proposal False or Misleading

NiSource erroneously argues that it "does not engage in a very common form of benchmarking," and therefore that our Proposal is somehow false and misleading. As noted above, NiSource in fact relies extensively on peer benchmarking to establish every element of CEO pay – including base salary, annual incentives, and long-term incentive pay.[15]

Regardless of the merits of the Company's supposedly "uncommon" form of benchmarking, this would provide no basis to exclude our Proposal under Rule 14a-8(i)(3).

VI. Conclusion

Staff Legal Bulletin 14B makes clear that companies bear the burden under Rule 14a-8 to demonstrate that a proposal may be excluded, and moreover that Staff will concur in a company's reliance on Rule 14a-8(i)(3) "only where that company has demonstrated objectively that the proposal or statement is materially false or misleading."

As summarized above, there is no basis to conclude that either the shareholders or the Company would be unable to determine what actions our Proposal recommends, and NiSource therefore has failed to meet its burden of establishing that the Proposal may be omitted. We therefore respectfully urge the Staff to reject the Company's request for a no-action determination.

---

[13] *Boeing Co.* (available March 2, 2011).

[14] *General Electric Co.* (available Feb. 5, 2003).

[15] *See generally* our discussion above at notes 4-7.

Thank you for your attention in this matter, and please let me know if you would like additional information concerning the UWUA's position.

Sincerely,

Mark Brooks

Mark Brooks

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
D. Michael Langford, UWUA National President
Gary M. Ruffner, UWUA National Secretary-Treasurer

From: Robinson, Kasey Levit <KRobinson@gibsondunn.com>
Sent: Friday, January 11, 2013 4:58 PM
To: shareholderproposals
Subject: NiSource (UWUA)
Attachments: NiSource (UWUA).pdf

Attached on behalf of our client, NiSource Inc., please find our no-action request with respect to the stockholder proposal and statements in support thereof submitted by the Utility Workers Union of America.

Kasey Levit Robinson

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.887.3587 • Fax +1 202.530.4224
KRobinson@gibsondunn.com • www.gibsondunn.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

Client: 66687-00001

January 11, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *NiSource Inc.*
Stockholder Proposal of Utility Workers Union of America
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, NiSource Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Stockholders' Meeting (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statements") received from Utility Workers Union of America (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: The shareholders of NiSource Inc. (the "Company") urge the Officer Nomination and Compensation Committee (the "Committee") of the Board of Directors to adopt a policy to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies. The Committee should implement this policy in a manner that does not violate any existing employment agreement.

In the Supporting Statements, the Proponent states its position that "runaway executive compensation remains a significant problem at U.S. corporations, and that peer benchmarking is at the core of this problem." The Supporting Statements also state that the Company "should end the use of peer benchmarking to set CEO pay, and instead should develop a system of fair and rational compensation that focuses on internal metrics of the Company, including internally consistent pay scales." A copy of the Proposal, the Supporting Statements and related correspondence from the Proponent is attached hereto as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(3) because the Proposal is false and misleading in violation of Rule 14a-9.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff has concurred with the exclusion of a variety of stockholder proposals containing vague terms or references, including proposals regarding changes to compensation policies and practices. For example, in *Boeing Co. (Recon.)* (avail. Mar. 2, 2011), the Staff permitted the exclusion of a proposal asking Boeing to negotiate with senior executives to "request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." The Staff agreed that Boeing could exclude the proposal under Rule 14a-8(i)(3), noting "in particular [Boeing's] view that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal requesting that future awards of short- and long-term incentive compensation for senior executives satisfy certain criteria, including one relating to Verizon's stockholder returns relative to those of its "Industry Peer Group," where the proposal failed to define or provide parameters with respect to the companies to be included in the peer group); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring with the exclusion of a proposal calling for the board to implement a compensation policy for "the executives in the upper management (that being plant managers to board members), based on stock growth" as vague and indefinite where the company had no executive category for plant managers).

The Staff has reached similar conclusions under Rule 14a-8(i)(3) with respect to various other proposals involving changes to compensation policies and practices. *See, e.g., Staples, Inc.* (avail. Mar. 5, 2012) (concurring in the exclusion of a proposal seeking to limit accelerated vesting of equity awards in the event of "termination" or a "change-in-control," subject to "pro rata vesting," where such terms were not defined); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion of a proposal to "eliminate all incentives for the CEOS and the Board of Directors" where the proposal did not define "incentives"); *Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring stockholder approval for certain "senior management incentive compensation programs" where the proposal failed to define these programs and other key terms); *General Electric Co. (Newby)* (avail. Feb. 5, 2003) (concurring with the exclusion of a proposal seeking "shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" because stockholders would not be able to determine what the critical terms "compensation" and "average wage" referred to and thus would not be able to understand what types of compensation the proposal would have affected).

Moreover, the Staff has, on numerous occasions, concurred that a stockholder proposal was sufficiently misleading so as to justify its exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also General Electric Co. (Freeda)* (avail. Jan. 21, 2011) (concurring with the exclusion of a proposal requesting changes to specified senior executive compensation arrangements where the company did not offer those arrangements and the proposal failed to define critical terms including "short-term incentive awards" and "Financial Metric(s)" because, "in applying this particular proposal to GE, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Here, the Proposal is vague and indefinite because it fails to define critical terms or otherwise provide guidance on how it should be implemented. The Proposal asks for "a policy to end the practice of benchmarking" but gives no guidance on what particular aspect of the process of setting chief executive officer ("CEO") compensation it would "end." The Proposal and Supporting Statements do not define the term "benchmarking" even though it is a key term in the Proposal. Moreover, as discussed below, this term is subject to multiple interpretations, as evidenced by the Supporting Statements, which describe several practices that could be characterized as benchmarking. As a result, the Company cannot determine with any reasonable certainty what action the Proposal is seeking. Likewise, in voting on the Proposal, the Company's stockholders would be unable to determine with any reasonable certainty what action they are being asked to approve. Accordingly, any action that the Company would take to implement the Proposal could differ significantly from the actions envisioned by the Company's stockholders when they voted on the Proposal.

The Proposal could be requesting that the Company end some or all of the activities covered by "benchmarking" as the Staff has defined it for purposes of the Compensation Discussion and Analysis. In that context, the Staff has indicated that "benchmarking" means "using compensation data about other companies as a reference point on which—either wholly or in part—to base, justify or provide a framework for a compensation decision." (Staff Compliance and Disclosure Interpretation ("C&DI"): Regulation S-K, Jul. 8, 2011, Question 118.05.) This Staff definition is itself expansive and includes a range of practices that involve varying degrees of reliance on peer company compensation data. Accordingly, the Proposal could be asking the Company to end any number of practices, including one or more of the following:

a. "[d]etermining CEO compensation based on other companies' pay practices" (*see* first bullet point of the Supporting Statements);

b. targeting the compensation of the Company's President and Chief Executive Officer at a particular level relative to a peer group, such as "set[ting] . . . executive pay targets at or above the median of [its] peer group" (*see* second bullet point of the Supporting Statements); and/or

c. using peer group compensation data as a "reference point" or "framework" on which to base compensation decisions in whole or in part (*see* C&DI: Regulation S-K, Question 118.05, *supra*).

Because the term "benchmarking" and the practices covered by the Proposal are undefined, however, the Proposal is vague and indefinite.

Adding to the confusion is the fact that some of the practices covered by the Staff definition of "benchmarking" have in fact been urged as appropriate checks on compensation decisions by governance experts and proxy advisors. In this regard, the very study that the Proponent cites in the Proposal as support for its position that the Company should "end the practice of benchmarking" does not call for an end to benchmarking at all. Recognizing that "performance peer groups are necessary to a rigorous evaluation" of CEO performance and compensation, the study instead advocates "a more nuanced approach" that "avoid[s] the mechanistic and arbitrary application of peer group data" and that reflects "the individual nature of the organization concerned, its particular competitive environment and its internal dynamics." (Charles M. Elson & Craig K. Ferrere, *Executive Superstars, Peer Groups and Overcompensation: Cause, Effect and Solution* (Draft, last revised draft of 10/2012, forthcoming, *Journal of Corporation Law*, Spring 2013), pages 49, 46 & 9-10 (quoting study) and discussion on pages 46-49). By citing to this study, the Proponent makes it unclear whether it seeks to end all practices that could conceivably be characterized as benchmarking, or only benchmarking that the Proponent views as "mechanistic" and "arbitrary." Likewise, with respect to proxy advisors, Institutional Shareholder Services ("ISS"), a leading proxy advisory firm, uses peer groups to conduct its pay-for-performance analysis of companies' executive compensation, which impacts ISS voting recommendations on "say-on-pay" and director elections.

Moreover, there are additional possible interpretations of the Proposal. For example, the Proposal could be asking the Company to refrain from doing a "sanity check" after preliminary CEO compensation decisions are made by looking at peer group compensation information for similarly situated CEOs, or even to refrain from looking at peer group data for any purpose whatsoever. The Supporting Statements reiterate the request in the Proposal that the Company end the practice of benchmarking and go on to state that the Company "*instead* should develop a system of fair and rational compensation that focuses on internal metrics of the Company, including internally consistent pay scales." (*emphasis added*) If read literally, this statement suggests that, in making compensation decisions, the Board's Officer Nomination and Compensation Committee should focus solely on information internal to the Company, including "pay ratio" data (data about the ratio of employee pay to CEO compensation), and that the Committee should not consider any information about the amount or type of CEO compensation paid at peer companies. This interpretation of the Proposal would preclude the Company from considering peer group data even to gain a very basic understanding of market practices and compensation levels for CEO pay. However, the Proposal is not explicit that it intends this broad interpretation of the term "benchmarking." Moreover, while the SEC staff has indicated that "review[ing] or consider[ing] a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices" does not constitute "benchmarking" for purposes of the Compensation Discussion and Analysis, (*see* C&DI: Regulation S-K, Question 118.05, *supra)*, stockholders voting on the Proposal are unlikely to be aware of this distinction and the Proposal gives no indication that its use of the term "benchmarking" is or is not limited by the Staff's disclosure definition.

In addition, it is not clear how the Company is supposed to implement the Proposal to the extent the Company stops considering information about peer companies. The Supporting Statements ask the Company to develop a system of "fair and rational compensation," but do not define what would be considered "fair" or "rational." Moreover, the Supporting Statements ask the Company to focus on "internal metrics of the Company, including internally consistent pay scales," but do not define or describe what "internally consistent pay scales" means. As a result, stockholders would not know with any certainty what actions the Company would be required to take or what they are voting either for or against.

Finally, the meaning of the Proposal is even more uncertain in light of the information the Company has disclosed about its policies and practices for setting executive compensation, which are described in Section II. As discussed in that section, the Company does not engage in one very common form of benchmarking, which increases the likelihood that stockholders will not understand what practice or practices the Proposal is asking the Company to "end."

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Materially False or Misleading.

As noted above, under Rule 14a-8(i)(3), companies may exclude a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of stockholder proposals that are premised on materially false or misleading statements. *See Wal-Mart Stores, Inc.* (avail Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products); *McDonald's Corp.* (avail. Mar. 13, 2001) (granting no-action relief because the proposal to adopt "SA 8000 Social Accountability Standards" did not accurately describe the standards).

The Proposal is comparable to other proposals that the Staff has concurred are excludable under Rule 14a-8(i)(3) because they were premised on factually inaccurate assumptions about company practices or activities. For example, in *General Electric Co. (Armstrong)* (avail. Jan. 6, 2009), the proposal requested that the company adopt a policy under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years. The Staff concurred that the proposal was false and misleading because the action requested in the proposal was based on the underlying assertion that the company had plurality voting and allowed stockholders to "withhold" votes when in fact the company had implemented majority voting in director elections and therefore stockholders did not have a means to "withhold" votes in a typical election. Likewise, in *Johnson & Johnson* (avail. Jan. 31, 2007), the Staff considered a stockholder proposal asking the company's board to adopt a policy giving stockholders the opportunity to vote on an advisory management resolution to approve the compensation committee report in the proxy statement. The proposal at issue implied that stockholders would be voting on the company's executive compensation policies, however, under rules that the Commission had recently amended, the compensation committee report would no longer contain that information. Accordingly, the Staff concurred that the proposal was materially false or misleading and concurred in the exclusion of the proposal under Rule 14a-8(i)(3). *See also WellPoint Inc.* (avail. Feb. 12, 2007) (same); *Sara Lee Corp.* (avail. Sept. 11, 2006) (same); *Duke Energy Corp.* (avail. Feb. 8, 2002) (permitting exclusion of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the company had no nominating committee); *General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion of a proposal asking the company to make "no more false statements" to its stockholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary).

As in *General Electric (Armstrong)* and the other precedent cited above, the Proposal is premised on the assumption that the Company "benchmarks" the compensation of its President and Chief Executive Officer when in fact, the Company does not engage in a very common form of benchmarking—specifically, targeting compensation at a specific level relative to a peer group. As discussed in the Company's proxy statement for its 2012 Annual Stockholders' Meeting, the Board's Officer Nomination and Compensation Committee does not use peer group data as a target reference point for determining CEO compensation, but instead only takes such information into account as one factor in setting compensation. Thus, as stated in the Company's 2012 Compensation Discussion and Analysis, the Committee:

a. "generally target[s] total compensation to be competitive with the compensation of executives at companies within our peer group of companies (the 'Comparative Group') having similar roles and responsibilities";

b. seeks to "[p]rovide a total compensation package that is appropriately competitive within our industry"; and

c. "takes into account various factors when making compensation decisions, including . . . the competitiveness of the Company's compensation program based upon competitive market data" after "review[ing] the executive compensation practices in effect at other companies in the Comparative Group." (See pages 20, 22, and 25-26 of the Company's proxy statement for its 2012 Annual Stockholders' Meeting as filed on EDGAR.)

Thus, the Company does not "target" the compensation of the President and Chief Executive Officer to the median of the Company's peer group (or any other level relative to the peer group). As a result, the Company does not engage in at least one practice that meets the Staff definition of, and is commonly understood as, "benchmarking." Stockholders reading the Proposal will mistakenly believe that the Proposal is going to result in a change to the Company's process for setting the compensation of its President and Chief Executive Officer, when in fact it is impossible for the Company to make this change because the Company does not "target."

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. Consistent with the precedent cited above, the Proposal is vague and indefinite because it seeks to end a specific practice without adequately defining what that practice entails, so that "neither the shareholder voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved." *Hershey Foods Corp.* (avail. Dec. 27, 1988). Given the uncertainty about the meaning of "benchmarking" in the Proposal, especially in the context of the Company's actual executive compensation practices, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal, as they will be unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a 8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). Moreover, "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, supra.* Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

Additionally, the Proposal is false and misleading because it is premised on materially inaccurate statements about the Company's use of peer group information in the executive compensation-setting process. Accordingly, we believe that the Proposal is materially false and misleading in violation of Rule 14a-9 and thus, excludable in its entirety under Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Robert E. Smith, the Company's Vice President, Deputy General Counsel and Assistant Secretary, at (219) 647-6244.

Sincerely,



Elizabeth A. Ising /AS

Enclosures

cc: Robert E. Smith, NiSource Inc.
Gary M. Ruffner, Utility Workers Union of America

101430192.12

GIBSON DUNN

EXHIBIT A

UTILITY WORKERS UNION OF AMERICA

D. MICHAEL LANGFORD
PRESIDENT

STEVEN VANSLOOTEN
EXECUTIVE VICE PRESIDENT

GARY M. RUFFNER
SECRETARY-TREASURER

JOHN DUFFY
VICE PRESIDENT

Affiliated with A.F.L.-C.I.O


UTILITY WORKERS UNION OF AMERICA
AFL-CIO

815 SIXTEENTH STREET, N.W.
WASHINGTON, D.C. 20006
(202) 974-8200
(202) 974-8201 FAX
www.uwua.net

Via Overnight Delivery

December 5, 2012

Gary W. Pottorff
Corporate Secretary
NiSource, Inc.
801 E. 86th Avenue
Merrillville, IN 46410

Re: Shareholder proposal

Dear Mr. Pottorff:

I am writing on behalf of Utility Workers Union of America (the "UWUA") to submit the enclosed shareholder proposal for inclusion in the NiSource proxy statement for the next annual meeting of shareholders. We submit this proposal pursuant to SEC Rule 14a-8.

The UWUA owns more than $2,000 in market value of the Company's securities entitled to vote at the annual meeting, and has held these shares continuously for more than one year prior to this date of submission. The Union intends to hold these shares at least through the date of the Company's next annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of shareholders.

I will promptly submit a written statement from the record owner establishing our ownership of these shares.

We would also be pleased to withdraw this proposal should the Board of Directors adopt our resolution as corporate policy. Thank you for your attention to this matter, and please let me know if you require additional information.

Sincerely,

Gary M. Ruffner
Secretary-Treasurer


Received
DEC 6 2012
NiSource
Corporate Secretary

RESOLVED: The shareholders of NiSource Inc. (the "Company") urge the Officer Nomination and Compensation Committee (the "Committee") of the Board of Directors to adopt a policy to end the practice of benchmarking the CEO's total compensation to that of CEOs of peer companies. The Committee should implement this policy in a manner that does not violate any existing employment agreement.

Supporting Statement

We believe runaway executive compensation remains a significant problem at U.S. corporations, and that peer benchmarking is at the core of this problem.

For example, the Board of Directors awarded CEO Robert Skaggs nearly $5 million in total compensation during 2011. This represented a 20% increase from the CEO's total compensation of $4.1 million only two years earlier.

Many observers have identified peer benchmarking as a key driver for the routine ratcheting up of CEO pay without regard to performance. This is related to several factors:

- *Decoupling pay from performance:* Determining CEO compensation based on other companies' pay practices separates pay from executive and corporate performance, since "one company's showering of rewards on its executives affects the executive pay at every one of its peers." ("CEO's and the Pay-'Em-or-Lose-'Em Myth," *New York Times*, Sept. 22, 2012)

- *Lake Wobegon effect:* Most major U.S. corporations now set their executive pay targets at or above the median of their peer group, resulting in a constant upward spiral. Former Federal Reserve chairman Paul Volcker once referred to this as the "Lake Wobegon syndrome," where all CEOs – like all the children in author Garrison Keillor's fictional town – are "above average." ("Cozy relationships and 'peer benchmarking' send CEOs' pay soaring," *Washington Post*, Oct. 3, 2011)

- *Gaming the system:* Studies have also criticized the prospect for corporate boards to manipulate peer group selection by "cherry picking" companies with highly paid CEOs. One recent analysis of S&P 500 and S&P MidCap 400 firms concluded that "firms tend to choose highly paid peers to justify their high CEO compensation." (Michael Faulkender & Jun Yang, *Journal of Financial Economics*, 2010)

Even where peer groups are fairly constructed, a recent study funded by the Investor Responsibility Research Center Institute concluded that peer benchmarking inevitably leads to spiraling executive pay. According to this study, "peer group comparisons and median targeting are a central part of today's 'mega-pay machine,'" and "any executive compensation reform must start there." (Charles Elson and Craig Ferrere, "Executive Superstars, Peer Groups and Over-Compensation – Cause, Effect and Solution," September 2012)

We believe our Company should end the use of peer benchmarking to set CEO pay, and instead should develop a system of fair and rational compensation that focuses on internal metrics of the Company, including internally consistent pay scales.

We therefore urge shareholders to vote FOR this proposal.



UWUA shareholder proposal
Mark Brooks to: gwpottorff 12/06/2012 03:37 PM

History: This message has been replied to and forwarded.

1 attachment



MSSB_NiSource.pdf

Dear Mr. Pottorff:

I am attaching for your attention a letter from Morgan Stanley Smith Barney, LLC, the record owner of our shares in NiSource, confirming that UWUA has been a beneficial owner of more than $2000 in market value of NiSource securities for more than one year prior to the date we submitted the shareholder proposal.

Morgan Stanley has posted the original of this letter to you by U.S. Mail.

Please let me know if you have any questions in this matter. Best regards.

Sincerely,

Mark Brooks
Senior National Researcher
Utility Workers Union of America

521 Central Avenue
Nashville, TN 37211

615.259.1186 (voice)
614.523.2350 (fax)

855 Franklin Ave
Garden City, NY 11530
tel 516 248 8600
fax 516 248 8630
toll free 800 645 8600

MorganStanley
SmithBarney

<u>Via Electronic and U.S. Mail</u>

December 6, 2012

Gary W. Pottorff
Corporate Secretary
NiSource, Inc.
801 E. 86th Avenue
Merrillville, IN 46410

Re: UWUA Shareholder proposal

Dear Mr. Pottorff:

This is to verify that as of the date referenced above, 200 shares of stock of NiSource Inc. are registered in street name to Morgan Stanley and held for the account of Utility Workers Union of America ("UWUA"). The UWUA has been the beneficial owner of these shares of NiSource stock since 10/02/2008 (100 shares) and 11/28/2008 (100 shares) and has continuously held these shares since that time.

Please let me know if you would like additional information.

Sincerely,



Michael H. Oliver
First Vice President
Sr. Complex Service Manager

NiSource **Re: UWUA shareholder proposal**
Gary Pottorff to: Mark Brooks 12/06/2012 03:40 PM

Thank you for sending the letter.

****

Gary W. Pottorff
Vice President, Ethics and Compliance, and Corporate Secretary
Chief FERC Compliance Officer
NiSource Inc.
Phone: 219-647-4222

****

****

"Mark Brooks" Dear Mr. Pottorff: 12/06/2012 03:37:04 PM

From: "Mark Brooks" <markbrooks@uwua.net>
To: <gwpottorff@nisource.com>
Date: 12/06/2012 03:37 PM
Subject: UWUA shareholder proposal

Dear Mr. Pottorff:

I am attaching for your attention a letter from Morgan Stanley Smith Barney, LLC, the record owner of our shares in NiSource, confirming that UWUA has been a beneficial owner of more than $2000 in market value of NiSource securities for more than one year prior to the date we submitted the shareholder proposal.

Morgan Stanley has posted the original of this letter to you by U.S. Mail.

Please let me know if you have any questions in this matter. Best regards.

Sincerely,

Mark Brooks
Senior National Researcher
Utility Workers Union of America

521 Central Avenue
Nashville, TN 37211



RE: UWUA shareholder proposal

Mark Brooks to: gwpottorff 12/06/2012 03:45 PM

My pleasure!

-----Original Message-----
From: gwpottorff@NiSource.com [mailto:gwpottorff@NiSource.com]
Sent: Thursday, December 06, 2012 3:41 PM
To: Mark Brooks
Subject: Re: UWUA shareholder proposal

Thank you for sending the letter.

****

Gary W. Pottorff
Vice President, Ethics and Compliance, and Corporate Secretary Chief FERC Compliance Officer NiSource Inc.
Phone: 219-647-4222

****

****

From: "Mark Brooks" <markbrooks@uwua.net>
To: <gwpottorff@nisource.com>
Date: 12/06/2012 03:37 PM
Subject: UWUA shareholder proposal

Dear Mr. Pottorff:

I am attaching for your attention a letter from Morgan Stanley Smith Barney, LLC, the record owner of our shares in NiSource, confirming that UWUA has been a beneficial owner of more than $2000 in market value of NiSource securities for more than one year prior to the date we submitted the shareholder proposal.

Morgan Stanley has posted the original of this letter to you by U.S. Mail.

Please let me know if you have any questions in this matter. Best regards.

Sincerely,

Mark Brooks
Senior National Researcher
Utility Workers Union of America

521 Central Avenue
Nashville, TN 37211